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                              May 10, 2024

       Doug Rice
       Chief Financial Officer
       MIMEDX GROUP, INC.
       1775 West Oak Commons Court, NE
       Marietta, GA 30062

                                                        Re: MIMEDX GROUP, INC.
                                                            10-K for the Fiscal
Year Ended December 31, 2023
                                                            Filed February 28,
2024
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2024
                                                            Filed April 30,
2024
                                                            File No. 001-35887

       Dear Doug Rice:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q For the Quarterly Period Ended March 31, 2024

       TELA and Regenity Agreements, page 17

   1. You disclose the Company entered into an Asset Purchase Agreement with TELA to obtain exclusive rights
to sell and market a 510(k)-cleared collagen particulate xenograft product in the United
States pursuant to a preexisting Manufacturing and Supply
                                                        Agreement between TELA
and Regenity, which retains all intellectual property rights and regulatory clearances
related to the product. Simultaneously with entry into the TELA
                                                        APA, the Company
executed a new Manufacturing and Supply Agreement with Regenity, replacing the previous
TELA-Regenity Supply Agreement. Please clarify for us, and in future filings as
appropriate, your accounting and disclosure as it relates to the following:

                                                              Since you entered
into a new supply agreement that replaced the pre-existing supply agreement, clarify
why you do not consider the $7.6 million as a transaction cost to
 Doug Rice
FirstName  LastNameDoug
MIMEDX GROUP,     INC. Rice
Comapany
May        NameMIMEDX GROUP, INC.
     10, 2024
May 10,
Page 2 2024 Page 2
FirstName LastName
              enter into the new agreement;
                Clarify why you have not recorded the maximum profit share amount, how you will account for any future payments, and when you will record any future amounts due;
                Clarify the term of the TELA APA and your methodology for amortizing the $7.6 million assigned cost; and
                Clarify when you anticipate commercialization of the xenograft product to commence and whether you evaluated the recorded costs for recoverability before recording them as an asset.

Form 10-K For the fiscal year ended December 31, 2023

Financial Statements
13. Discontinued Operations, page 1

2. Please provide us your analysis of how you determined that your disposal qualified as a strategic shift, as outlined in ASC 205-20-45-1B and 1C, in support of your discontinued
         operations accounting. Please identify and evaluate all relevant facts and circumstances.
         As part of your analysis, describe how you determined your Regenerative
         Medicine segment to be important to your operations and strategy, and a major part of your entity.
3. In addition, we note research and development for your Regenerative Medicine segment was $14,993 and $11,480 for 2022 and 2021 per your prior year segment footnote, and the corresponding amounts in your Discontinued Operations footnote are $10,128 and $7,412.
         Please reconcile for us the difference between the amounts.
Note 14. Income Taxes, page 2

4. We note your change in the determination of the likelihood of the realizability of certain
         of the Company   s deferred tax assets based on the disbanded
Regenerative Medicine
         segment qualifying as a discontinued operation, in concert with the
Company   s operating
         results. We note, though, significant operating losses and losses from continuing operations before income tax provisions in 2022 and 2021 remain after the application of discontinued operations accounting. We also note a cumulative three year loss from continuing operations before income tax provision remains after the application of discontinued operations accounting. Please explain to us in further detail how you overcame this negative evidence to support your conclusion that a valuation allowance is not needed for most of your deferred tax asset and how your analysis is consistent with
         ASC 740-10-30-16 through 30-25.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Doug Rice
MIMEDX GROUP, INC.
May 10, 2024
Page 3

       Please contact Julie Sherman at 202-551-3640 or Michael Fay at 202-551-3812 with any questions.



                                                         Sincerely,
FirstName LastNameDoug Rice
                                                         Division of
Corporation Finance
Comapany NameMIMEDX GROUP, INC.
                                                         Office of Industrial
Applications and
May 10, 2024 Page 3                                      Services
FirstName LastName